

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Ms. Allison Jacques-Controller
Martha Stewart Living Omnimedia, Inc.
601 West 26th Street
New York, NY 10001

Re: Martha Stewart Living Omnimedia, Inc.
Form 10-K
Filed March 8, 2010
File No. 001-15395

Form 10-Q
Filed November 4, 2010
File No. 001-15395

Definitive Proxy Statement on Schedule 14A
Filed April 5, 2010
File No. 001-15395

Dear Ms. Jacques:

We have reviewed your response letter dated January 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Filed April 15, 2010

Compensation Discussion and Analysis, page 17

1. We note your response to prior comment 6. Please provide us with your analysis for your belef that the informal survey does not constitute benchmarking as contemplated by Item 402(b) of

Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 118.05 as it appears that you are using compensation data about other companies in your compensation decisions. In this regard, we note your disclosure on page 19 that "the Compensation Committee did an informal survey of compensation paid to other talent and determined that this salary level was appropriate for Ms. Stewart" and your response that you conducted a "market check of that determination." Alternatively, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Form 10-Q for the quarterly period ended September 30, 2010

Management's Discussion and Analysis, page 14

2. Please tell us whether your decision to combine the operating results of your publishing and internet segment resulted from significant changes to your managerial reporting structure. In addition, please clarify whether or not your publishing and internet platforms continue to be operating segments for internal reporting. In this regard, if your results are combined for internal reporting purposes, please tell us how you currently assess performance and allocate resources with respect to these operations as compared to how you previously assessed performance and allocated resources.

3. Please tell us whether your clients pay different advertising rates based on whether or not they choose to advertise through your print, website or digital print platform. If so, please tell us whether the costs associated with operating your print, website or digital print platforms are considered when arriving at such rates.

4. You indicate that core content for your print publications and website is produced by your core art and editorial departments. You also appear to indicate that a significant portion of your production, creative, and editing support costs are shared by both your print and internet platforms. However, due the operating requirements for your print and internet distribution platforms, it appears that the operations for each of these platforms requires significant direct costs related to their specific production, creative, and editing needs. For example, editing core content for your print platform may require different knowledge and skill sets from the knowledge and skill sets required for editing and maintaining such content on your websites. Also, it appears that publishing will continue to bear separately-identifiable costs associated with the printing and delivery of magazines, while the internet segment will continue to bear specific costs associated with website development and maintenance, website editing, software development, digital rights management, video editing for your website, and technology infrastructure maintenance. As such, please clarify the magnitude of shared costs as compared to separately-identifiable costs of your print and internet platforms. Include a discussion of the changes in your systems that restrict your ability to make reasonable allocations to each of these platforms.

You may contact Juan Migone at 202-551-3312 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John D. Brown at 202-551-3851 or Julie Rizzo at 202-551-3574 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief